UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No      X

2Q26 Earnings July 30, 2026

2Q26 EARNINGS Disclaimer This document is only provided for information purposes and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations, goals, outlook or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets). Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding outlook, future growth rates, goals and future targets, including those relating to outlook, financial goals and targets and capital generation and capital distribution. The information contained in this document reflects our current expectations, goals, outlook and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results and actions, and actual results and actions may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. See also the Risk Factors included in BBVA’s Audit Report in Form 20-F for additional results which could affect our ability to achieve our goals, outlook and targets. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, goals, outlook, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements. Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions. p. 2

2Q26 EARNINGS Outstanding Value Creation and Profitability TBV + DIVIDENDS PROFITABILITY METRICS (€ / SHARE1) (%) +17.3% +21 8 . % ROTE +5.4% YoY 22.2 ex-SBB 20.4 10.49 11.06 19.3 9.43 0.922 10.14 ROE 21.1 19.5 18.4 Jun-25 Mar-26 Jun-26 6M25 2025 6M26 TBV / share Dividends / share p. 3 (1) Total number of shares considered: 5,755m as of Jun-25, 5,573m as of Mar-26 and 5,504m as of Jun-26.(2) Gross dividend per share: 0.32€ paid in Nov-25 and 0.60€ paid in Apr-26.

2Q26 EARNINGS Excellent Quarter in Profit and Solid Capital Position NET ATTRIBUTABLE PROFIT CET1 RATIO (CURRENT €M) (%) +11.4% +7bps +2.4% NAP 6M26 3,062 6,051 €M 2,989 12.90% 2,749 12.83% Target Range 11.5%-12.0% SREP Requirement 8.98% 2Q25 1Q26 2Q26 EPS Mar-26 Jun-26 1 +15.2% EPS (€) 0.46 0.51 0.53 YoY p. 4 (1) EPS calculated according to IAS33.

2Q26 EARNINGS Sustained Loan Growth and Best-in-Class Profitability over Time LOAN GROWTH PROFITABILITY (BASE 100=DEC.20, GROSS LOANS IN CURRENT €) (ROTE, %) 22.2% +62% European 15.1% Peers (1) European 11.2% Peers (1) +10% 100 Mar-26 Jun-26 9.2% 3M26 6M26 Dec-20 Dec-21 Dec-22 Dec-23 Dec-24 Dec-25 2021 2022 2023 2024 2025 (1) European Peer Group: BARC, BNPP, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. Due to inorganic transactions, peer group banks of CABK and UBS excluded. p. 5

2Q26 EARNINGS 2Q26 Key Financial Messages TOTAL LOAN GROWTH1 Strong Activity growth +17.7% vs. Jun-25 CONSTANT CORE REVENUES (NII+FEES) Excellent Core Revenues evolution +17.4% vs. 2Q25 CONSTANT Best-in-Class Eﬃciency Ratio EFFICIENCY RATIO 37.8% COST OF RISK (YtD) Sound Asset Quality metrics 43 1. % Capital Position CET1 RATIO Solid 12.90% vs. 11.5%-12% TARGET RANGE p. 6 (1) Performing loans under management excluding repos.

2Q26 EARNINGS 2Q26 Profit & Loss Change Change 2Q26/2Q25 2Q26/1Q26% % BBVA GROUP (€M) 2Q26 const. % const. % Net Interest Income 7,627 17.8 22.9 2.1 1.2 Net Fees and Commissions 2,316 16.2 18.7 4.4 2.6 Net Trading Income 582 13.1 20.4 -35.8 -36.4 Other Income & Expenses -19 n.a. n.a. n.a. n.a Gross Income 10,506 15.7 20.6 -0.2 -1.4 Operating Expenses -3,951 18.5 22.5 -1.4 -2.4 Operating Income 6,555 14.1 19.5 0.5 -0.7 Impairment on Financial Assets -1,677 14.9 21.8 -6.5 -7.8 Provisions and Other Gains and Losses -19 -44.2 -41.5 -68.6 -69.1 Income Before Tax 4,859 14.4 19.2 4.1 2.9 Income Tax -1,578 30.7 36.0 4.1 2.9 Non-controlling Interest -219 30.5 31.0 16.9 9.7 Net Attributable Profit 3,062 6.5 11.4 3.3 2.4 p. 7

2Q26 EARNINGS 6M26 Profit & Loss Change 6M26/6M25 BBVA GROUP (€M) % 6M26 const. % Net Interest Income 15,164 18.8 20.3 Net Fees and Commissions 4,572 15.8 14.0 Net Trading Income 1,498 5.5 4.6 Other Income & Expenses -75 n.a. n.a. Gross Income 21,159 16.9 17.3 Operating Expenses -8,000 17.9 17.9 Operating Income 13,159 16.2 17.0 Impairment on Financial Assets -3,497 24.2 26.6 Provisions and Other Gains and Losses -81 26.8 31.4 Income Before Tax 9,581 13.5 13.7 Income Tax -3,112 18.6 18.5 Non-controlling Interest -418 31.4 19.0 Net Attributable Profit 6,051 10.0 11.1 p. 8

2Q26 EARNINGS Strong and Consistent Growth in Core Revenues NET INTEREST INCOME (CONSTANT €M) NET FEES AND COMMISSIONS (CONSTANT €M) +17.8% +16.2% +2.1% NII growth driven by 4 Positive fee income +4. % exceptional activity trend levered on and price payments, asset management management and CIB NET TRADING INCOME (CONSTANT €M) GROSS INCOME (CONSTANT €M) +13.1% -35.8 +15.7% % Quarterly evolution -0.2% Solid gross income mainly explained by growth annually more normalized due to positive Global Markets core revenues results and FX evolution hedges valuation p. 9

2Q26 EARNINGS Loan Growth in Spain and Mexico Drives Net Interest Income Growth TOTAL LOAN GROWTH KEY SEGMENTS LOAN NET INTEREST INCOME (YOY, CONSTANT €) GROWTH (CONSTANT €M) (YOY JUN’26, CONSTANT €) +4.5% +2.0% % % +7.4 +10.1 +9.2% Spain +6.3% Jun-25 Jun-26 Consumer + Enterprises Credit Cards 2Q25 1Q26 2Q26 +8.9% +2.7% +11.9% Mexico +9.9% +11.9% +10.3% Jun-25 Jun-26 Consumer + Enterprises 2Q25 1Q26 2Q26 Credit Cards p. 10 Note: Enterprises in Spain includes ‘Very Small Businesses’, ‘Mid-size Companies’ and ‘Corporates + CIB’ segments. In Mexico it includes ‘SMEs’ and ‘Other Commercial’ segments.

2Q26 EARNINGS Market Share Gains in Spain and Mexico in Key Segments SPAIN MEXICO (%, LOAN MARKET SHARES) (%, LOAN MARKET SHARES1) 40.3% 37.3% 16.7% 30.4% 30.6% 14.0% 14.3% 26.17% 14.15% 23.45% 13.31% 11.8 23.5% % 19.4% Dec-20 May-26 Dec-20 May-26 Total loans Consumer Enterprises Total loans Credit Cards Payroll loans Enterprises p. 11 (1) Mexican credit card market shares go beyond the pure banking sector data and include the relevant fintech players.

2Q26 EARNINGS Recurrent Positive Jaws and Leading Eﬃciency Ratio JAWS EFFICIENCY RATIO (6M26 YOY, CONSTANT €) (COST-TO-INCOME, % CONSTANT €) FOOTPRINT -77bps INFLATION1 +33bps excl. non 8.8% recurring items2 +17.9% 12M AVERAGE +16.9% 37.5 37.8 +14.5% excl. non recurring items2 6M25 6M26 Gross Operating Income Expenses p. 12 (1) Weighted by operating expenses and excluding Venezuela. (2) Non-recurring items: Voluntary redundancies in 1Q26 and VAT payment regularization in 2Q25 and 2Q26 .

2Q26 EARNINGS Sound Asset Quality Metrics FINANCIAL ASSETS IMPAIRMENTS NPL (CONSTANT €M) (CURRENT €BN) 1,813 1,807 1,690 1,639 16.0 1,470 14.6 14.3 14.8 15.2 2Q25 3Q25 4Q25 1Q26 2Q26 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) 84% 85% 86% 85% 1.54% 81% % 1.39% 1.43% COVERAGE 1.32% 1.35 2.9% 2.8% 2.7% 2.6% 2.6% NPL 6M25 9M25 12M25 3M26 6M26 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 p. 13

2Q26 EARNINGS Strong Capital Position and Attractive Shareholder Remuneration CET1 RATIO (%, BPS) +7bps Share Buy Back CET1 pro-forma approved in Dec-25 +75 bps -40 bps 12.41% will be completed in -41 bps 12.90 the coming days 12.83% +13 bps % c.4.0 billion € Target Range 11.5%-12.0% SREP Requirement 8.98% New extraordinary SBB program2 Mar-26 Results Dividend RWAs Others1 Jun-26 2.0 billion € accrual & AT1 (constant €) coupons (1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. (2) A new €2 billion share buyback programme has been p. 14 approved, to be executed in several tranches, together with the launch of a first €1 billion tranche. The execution of the remaining €1 billion under this new share buyback programme, as well as its terms and conditions, will be announced once approved by the governing bodies.

2Q26 EARNINGS Advancing in the Execution of our AI Transformation Strategy October 6th BBVA Strategic Talks OBJECTIVES APPROACH CLIENTS Adoption The Eight The Frame Smart multimodal advisors of AI Tools Agentic solutions on Industrialization Hyper personalization a top-down agenda PROCESSES Smart E2E automation New processes definition Organization wide access to Implementation of the A new AI operating model to Gen AI tools and set up of bank-wide transformation create, deploy and manage AI strategic alliances agenda with very specific and agents at scale faster and with EMPLOYEES defined initiatives full control Empower our employees with AI tools New AI Transformation unit to accelerate transformation across the organization p. 15

2Q26 EARNINGS Group Financial Goals Evolution Aligned with plan ROTE TBV + DIV PER SH. C/I RATIO NET ATTRIBUTABLE (%, CURRENT €) (%, CURRENT €) (%, CURRENT €) PROFIT (CURRENT €) GOAL GOAL 40% GOAL c.22% Mid-teens c.€48 Bn AVG. 2025-2028 CAGR 2024-2028 37.8 CUMULATIVE 2025-2028% 6M26 2025-6M26 avg CAGR 2024-6M26 GOAL CUM. 2025-6M26 c.35% 20.8% 15.5% 18.4% €16.6 Bn ex- SBB 2024 2025 2026 2027 2028 p. 16

Business Areas SPAIN MEXICO TURKEY SOUTH AMERICA REST OF BUSINESS

2Q26 EARNINGS BUSINESS AREAS BBVA

Spain

PROFIT & LOSS (€M)

	2Q26	Δ (%) vs. 2Q25	Δ (%) vs. 1Q26	6M26	Δ (%) vs. 6M25
Net Interest Income	1,689	4.5	2.0	3,346	4.1
Net Fees and Commissions	589	0.8	-2.6	1,194	2.2
Net Trading Income	121	-19.9	-59.0	416	4.8
Other Income & Expenses	94	-21.5	-2.9	191	-8.7
Gross Income	**2,493**	**0.9**	**-6.0**	**5,147**	**3.1**
Operating Expenses	-835	10.9	-6.6	-1,729	10.3
Operating Income	**1,658**	**-3.6**	**-5.7**	**3,417**	**-0.1**
Impairment on Financial Assets	-135	-17.1	-18.3	-300	-0.3
Provisions and Other Gains and Losses	-18	26.4	-1.4	-37	-8.5
Income Before Tax	**1,505**	**-2.4**	**-4.5**	**3,080**	**0.0**
Income Tax	-427	-0.8	-11.0	-907	-5.1
Net Attributable Profit	**1,077**	**-3.0**	**-1.6**	**2,172**	**2.3**

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
3.66
3.39
3.43
Customer spread
3.05
2.82
2.85
Cost of deposits
0.60
0.58
0.58
2Q25
1Q26
2Q26

ASSET QUALITY RATIOS (%)


Coverage
61
69
71
NPL Ratio
3.49
2.94
2.86
CoR (YtD)
0.32
0.34
0.31
2Q25
1Q26
2Q26

COST TO INCOME (%) (YtD)
33.6

RoRWA (%) (YtD)
3.7

ACTIVITY (€BN, JUN-26)

LENDING[1]


199.6
YoY
+7.4%
Mortgages
69.5
+3.1%
Consumer + Credit Cards
21.3
+10.1%
Very small businesses
15.6
+1.7%
Mid-size companies
22.5
+7.7%
Corporate + CIB
38.4
+13.5%
Public sector
20.2
+6.4%
Others
12.1
+20.3%

CUST.FUNDS[1]


367.0
YoY
+10.2%
Demand Deposits
201.8
+5.1%
Time Deposits
38.7
+36.7%
Off-BS Funds
126.5
+12.3%

(1) Performing loans and Cust.Funds under management, excluding repos.

- **Strong loan growth** (+3.3% QoQ), **led by robust consumer and enterprise lending.**
- **Solid NII, driven by loan growth and disciplined pricing, with customer spread widening by 3 bps QoQ.**
- **Fee income moderated on lower CIB-related fees, while asset management and credit card fees maintained solid momentum.**
- **Disciplined cost management,** with operating expenses increasing by +5.3% YoY, excl. extraordinary items[2].
- **Very solid asset quality,** supported by stable underlying trends and a positive impact from a portfolio sale on impairments.

(2) 1Q26 voluntary redundancies cost and positive VAT-related one-offs in 2Q25 and 2Q26.

p. 18

2Q26 EARNINGS BUSINESS AREAS

BBVA

Mexico

PROFIT & LOSS (CONSTANT €M)

	2Q26	Δ Constant (%) vs. 2Q25	Δ Constant (%) vs. 1Q26	6M26	Δ Current (%) vs. 6M25	Δ Constant (%) vs. 6M25
Net Interest Income	3,247	8.9	2.7	6,409	16.3	8.6
Net Fees and Commissions	661	8.3	1.1	1,314	14.9	7.3
Net Trading Income	197	0.5	-31.6	485	21.3	13.3
Other Income & Expenses	150	-12.0	-27.1	356	21.6	13.7
Gross Income	4,255	7.5	-1.3	8,565	16.6	8.9
Operating Expenses	-1,305	8.5	-1.9	-2,634	16.8	9.1
Operating Income	2,951	7.1	-1.0	5,931	16.4	8.8
Impairment on Financial Assets	-829	-3.3	-7.0	-1,719	15.7	8.1
Provisions and Other Gains and Losses	-8	-63.0	-3.0	-17	-50.6	-53.8
Income Before Tax	2,114	12.7	1.6	4,195	17.4	9.7
Income Tax	-600	14.4	-2.6	-1,215	21.5	13.5
Net Attributable Profit	1,514	12.1	3.4	2,979	15.8	8.2

ACTIVITY (JUN-26; CONSTANT €BN)

LENDING[1]


108.8
YoY
+9.9%
Mortgages 20.1 +7.3%
Consumer 17.6 +11.7%
Credit Cards 11.5 +12.2%
SMEs 8.3 +12.1%
Other Commercial 43.4 +10.0%
Public sector 7.9 +6.5%

CUST.FUNDS[1]


179.7
YoY
+10.6%
Demand Deposits 83.8 +4.9%
Time Deposits 16.9 +19.6%
Off-BS Funds 79.0 +15.2%

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans 13.47 13.01 12.84
Customer spread 10.97 10.89 10.75
Cost of deposits 2.50 2.12 2.10
2Q25 1Q26 2Q26

ASSET QUALITY RATIOS (%)


Coverage 125 129 118
NPL Ratio 2.67 2.58 2.77
CoR (YtD) 3.24 3.45 3.26
2Q25 1Q26 2Q26

COST TO INCOME (%) (YtD) 30.8

RoRWA (%) (YtD, CONSTANT) 6.9

- **Solid loan growth** (+2.1% QoQ), with balanced contributions from retail (+2.2% QoQ) and wholesale (+2% QoQ) portfolios.
- **Strong core revenues** (+2.4% QoQ), driven by **solid NII growth** on the back of robust activity and **higher fee income**.
- **Outstanding efficiency ratio** of 30.8% in 6M26
- **Sound risk metrics, with CoR at 326 bps**, reflecting healthy underlying credit performance.

p. 19

2Q26 EARNINGS BUSINESS AREAS

BBVA

Turkey

PROFIT & LOSS (CURRENT €M)

(CURRENT €M)	2Q26	Δ Current (%) vs. 2Q25	Δ Current (%) vs. 1Q26	6M26	Δ Current (%) vs. 6M25
Net Interest Income	1,031	70.3	-8.0	2,152	64.7
Net Fees and Commissions	638	25.4	12.9	1,202	13.7
Net Trading Income	73	-24.7	-49.7	220	-0.7
Other Income & Expenses	-82	17.7	-31.7	-201	14.0
Of which:					
Net Monetary Position (NMP) loss	-229	54.6	-21.6	-521	5.1
CPI linkers revenues	151	38.7	-31.7	372	-11.3
Gross Income	**1,660**	**45.4**	**-3.0**	**3,372**	**40.0**
Operating Expenses	-690	37.3	1.7	-1,369	26.8
Operating Income	**970**	**51.8**	**-6.1**	**2,004**	**50.8**
Impairment on Financial Assets	-333	92.5	-5.4	-685	68.2
Provisions and Other Gains and Losses	-15	-217.4	-2.9	-31	n.s.
Income Before Tax	**622**	**29.9**	**-6.6**	**1,288**	**38.1**
Income Tax	-302	70.2	-14.6	-657	48.4
Non-controlling Interest	-50	6.2	2.7	-99	27.5
Net Attributable Profit	**269**	**6.1**	**2.5**	**532**	**29.1**

ACTIVITY (JUN-26; CONSTANT €BN; BANK ONLY)



LENDING[2]
46.1
YoY[1]
FC 11.7 +6.4%
+41.6%
TL Commercial 10.4 +31.5%
TL Retail 23.9 +46.5%
CUST.FUNDS[2]
55.5
YoY[1]
FC Time 3.2 +70.2%
+13.9%
FC Demand 15.3 +6.5%
+38.8%
TL Time 31.3 +41.8%
TL Demand 5.7 +24.4%

(1) FC (foreign currency) evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS



CUSTOMER SPREAD (%)
FC 7.90 7.35 7.18
TL 1.04 2.02 0.38
2Q25 1Q26 2Q26



ASSET QUALITY RATIOS (%)
Coverage 86 74 75
NPL Ratio 3.41 4.14 4.12
CoR (YtD) 1.64 2.53 2.36
2Q25 1Q26 2Q26

COST TO INCOME (%) (YtD) 40.6

RoRWA (%) (YtD, CURRENT) 1.7

- **Limited loan growth** during the quarter, both in TL and Foreign Currency loans, constrained by regulatory growth caps.
- **NII impacted by TL customer spread compression** in a higher-rate environment, as deposits reprice faster, partially offset by activity growth.
- **Strong fee income** primarily driven by payments fees with additional contribution from insurance and asset management fees.
- **CoR at 236 bps YtD,** still reflecting elevated provisioning requirements in the retail portfolios.

Note: Inflation rate 7.0% in 2Q26 vs 10.0% in 1Q26 and 6.0% in 2Q25.

p. 20

2Q26 EARNINGS BUSINESS AREAS South America NET ATTRIBUTABLE PROFIT ACTIVITY (JUN-26; CONSTANT €BN) (CURRENT €M) Current (%) LENDING1 CUST.FUNDS1 Ä Ä Current (%) 2Q26 6M26 YoY YoY vs. 2Q25 vs. 1Q26 vs. 6M25% +14.4% +18.0 Colombia 97 142.7 24.4 175 140.4 Colombia +10.7% Peru 113 57.8 38.8 194 25.3 Colombia +8.3% Argentina 46 13.9 69.9 73 -19.2 Peru +14.4% Other ¹ 52 1.5 -17.2 114 15.9 Peru +9.7% South America 308 51.7 23.6 556 33.6 % Argentina +45.9% Argentina +45.8 (1) Other includes BBVA Forum (Chile), Venezuela, Uruguay and Brazil. Other +15.3% Other +12.8% (1) Performing loans and Cust.Funds under management, excluding repos. KEY RATIOS CUSTOMER SPREAD (%) COST OF RISK (YtD, %) COL Solid NAP, driven by strong gross income growth (+7.4% QoQ) Higher NII, COST TO supported by activity (+3.3% QoQ constant €), and stronger fees. CoR INCOME remained broadly stable at 202 bps YtD. COL (%) (YtD) 41.5 PER Strong NAP, underpinned by higher NII (+2.1% QoQ), reflecting solid activity growth (+3.3% QoQ constant €) . Lower impairments, with CoR PER declining to 125 bps YtD. RoRWA (%) (YtD, Solid NAP supported by higher gross income, driven by strong core CURRENT) ARG ARG 2.9 revenues. CoR stabilized, although it remained elevated. p. 21 2Q25 1Q26 2Q26 2Q25 1Q26 2Q26 Note: Inflation rate ARG: 6.8% in 2Q26 vs 9.4% in 1Q26 and 6.0% in 2Q25. .

2Q26 EARNINGS BUSINESS AREAS

BBVA

Rest of business

PROFIT & LOSS (CONSTANT €M)

	2Q26	Δ (%) vs. 2Q25	Δ (%) vs. 1Q26	6M26	Δ (%) vs. 6M25
Net Interest Income	274	44.7	17.2	507	36.0
Net Fees and Commissions	190	32.1	-5.6	391	41.5
Net Trading Income	137	80.4	-15.4	300	66.5
Other Income & Expenses	-1	n.a.	n.a.	-1	-153.1
Gross Income	**600**	**46.5**	**0.4**	**1,197**	**44.1**
Operating Expenses	-258	33.4	7.6	-498	31.9
Operating Income	**341**	**58.3**	**-4.5**	**699**	**54.3**
Impairment on Financial Assets	0	-102.0	-100.7	-51	39.5
Provisions and Other Gains and Losses	8	-259.7	-285.1	4	-291.0
Income Before Tax	**350**	**81.9**	**15.9**	**652**	**57.3**
Income Tax	-79	61.1	21.3	-143	48.4
Net Attributable Profit	**271**	**89.0**	**14.5**	**508**	**60.0**

Rest of business includes mainly CIB business in US, Europe & Asia and digital banks (Italy, Germany).

ACTIVITY (JUN-26; CONSTANT €BN)


LENDING[1]
86.2
YoY
+52.5%
CIB US
32.5
+63.9%
CIB Europe/UK
30.1
+39.5%
CIB Asia
20.4
+69.4%
Other
3.2
+4.6%
CUST.FUNDS[1]
41.8
YoY
+55.7%
CIB
27.1
+46.8%
Digital Banks
11.9
+91.9%
Other
2.8
+28.4%

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS


ASSET QUALITY RATIOS (%)
Coverage
140
197
89
NPL Ratio
0.21
0.14
0.31
CoR (YtD)
0.15
0.30
0.14
2Q25
1Q26
2Q26

COST TO INCOME (%) (YtD)	RoRWA (%) (YtD, CONSTANT)
41.6	2.1

- **Strong revenue growth,** supported by **robust lending activity. Core revenues** increase by 6.9% QoQ.
- **Solid NTI**, following a exceptionally strong Q1.
- **Positive operating jaws maintained** despite continued investment to support business growth.
- **Sound asset quality metrics.** CoR declined to 14 bps YtD.

p. 22

2Q26 EARNINGS Takeaways Outstanding Value Creation and Net Attributable Profit continues its Profitability metrics excellent trajectory Advancing in the execution of our Strategy Strong Core revenues evolution on the with a particular focus on AI back of exceptional activity growth Transformation On track to achieve our ambitious Continued CET1 capital generation 2025-2028 Goals Updated MEXICO 2026 Outlook Loans: around 10% growth    NII: high single digit growth CoR: below 335 bps GROUP ROTE around TURKEY SOUTH AMERICA Improved Guidance 21% CoR: around 220 bps Gross Income:     high teens growth Worsened Guidance p. 23

Annex 1 P&L Accounts by Business Area 6 CET1 Sensitivity to Market Impacts 2 CIB Business 7 RWAs by Business Area 3 Customer Spread by Country 8 Book Value of the Main Subsidiaries 4 Stages Breakdown by Business Area 9 MREL 5 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs 10 Medium-Term Strategic Objectives

1 P&L Accounts by Business Area Corporate Center Turkey Argentina Colombia Peru (hyperinflation (hyperinflation adjustment) adjustment)

2Q26 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Corporate Center Ä (%) Ä (%) PROFIT & LOSS (€M) 2Q26 vs. 2Q25 vs. 1Q26 6M26 vs. 6M25 Net Interest Income -119 27.1 44.4 -202 10.9 Net Fees and Commissions -49 44.4 92.1 -74 35.8 Net Trading Income -115 -21.7 -2.6 -232 173.2 Other Income & Expenses 60 10.7 233.3 78 25.6 Gross Income -223 1.3 7.3 -430 65.7 Operating Expenses 1 -157 42.9 -35.3 -399 32.9 Operating Income -379 15.1 -15.7 -829 48.1 Impairment on Financial Assets 1 n.s. -71.9 5 n.s. Provisions and Other Gains and Losses 0 n.s. n.s. 2 -87.9 Income Before Tax -379 20.8 -14.5 -822 51.9 Income Tax -5 n.s. n.s. 139 -12.7 Non-controlling Interest -7 205.3 -4.6 -14 56.6 Net Attributable Profit -391 100.5 28.0 -696 78.5 (1) Expenses growth (in current €): -2.2% YoY excl. non-recurring items: Voluntary redundancies in 1Q26 and VAT payment regularization. p. 26

2Q26 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Turkey—Hyperinflation Adjustment 6M26 Hyperinflation 6M26 PROFIT & LOSS (€M) (reported) (1) adjustment (2) Ex.Hyperinflation Net Interest Income 2,152 63 2,089 Net Fees and Commissions 1,202 32 1,170 Net Trading Income 220 87 133 Other Income & Expenses -201 -658 457 Gross Income 3,372 -476 3,848 Operating Expenses -1,369 -94 -1,275 Operating Income 2,004 -570 2,574 Impairment on Financial Assets -685 -22 -663 Provisions and Other Gains and Losses -31 -10 -21 Income Before Tax 1,288 -602 1,890 Income Tax -657 -90 -566 Non-controlling Interest -99 97 -197 Net Attributable Profit 532 -595 1,127 (1) 6M26 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) p. 27 amortization expenses after the non-monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

2Q26 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Argentina—Hyperinflation Adjustment 6M26 Hyperinflation 6M26 PROFIT & LOSS (€M) (reported) (1) adjustment (2) Ex.Hyperinflation Net Interest Income 1,076 38 1,038 Net Fees and Commissions 224 8 216 Net Trading Income 112 -13 125 Other Income & Expenses -424 -286 -137 Gross Income 989 -253 1,242 Operating Expenses -463 -39 -424 Operating Income 526 -292 818 Impairment on Financial Assets -361 -12 -349 Provisions and Other Gains and Losses -7 -2 -5 Income Before Tax 158 -306 465 Income Tax -44 110 -154 Non-controlling Interest -41 67 -108 Net Attributable Profit 73 -129 202 (1) 6M26 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) p. 28 amortization expenses after the non-monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

2Q26 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Colombia Ä (%) Ä (%) PROFIT & LOSS (€M CONSTANT) 2Q26 vs. 2Q25 vs. 1Q26 6M26 vs. 6M25 Net Interest Income 318 19.5 5.7 618 21.4 Net Fees and Commissions 45 59.7 14.8 85 53.6 Net Trading Income 29 75.2 13.7 54 20.8 Other Income & Expenses -8 96.6 n.s. -5 -49.2 Gross Income 384 25.2 4.3 751 25.6 Operating Expenses -168 23.4 14.7 -315 16.5 Operating Income 216 26.6 -2.5 437 33.2 Impairment on Financial Assets -100 -5.6 8.5 -192 -12.1 Provisions and Other Gains and Losses 2 n.s. n.s. -1 -46.9 Income Before Tax 118 88.2 -6.0 244 126.4 Income Tax -19 8.0 -57.2 -63 125.9 Non-controlling Interest -3 n.s. 59.0 -5 n.s. Net Attributable Profit 96 116.1 21.1 175 123.5 p. 29

2Q26 EARNINGS ANNEX—P&L ACCOUNTS BY BUSINESS AREA Peru Ä (%) Ä (%) PROFIT & LOSS (€M CONSTANT) 2Q26 vs. 2Q25 vs. 1Q26 6M26 vs. 6M25 Net Interest Income 417 13.8 2.6 823 12.7 Net Fees and Commissions 84 11.1 -1.2 169 8.3 Net Trading Income 60 6.6 7.8 115 7.6 Other Income & Expenses -12 100.3 19.0 -22 58.1 Gross Income 549 11.5 2.2 1,085 10.8 Operating Expenses -204 10.7 -1.6 -412 10.8 Operating Income 344 12.0 4.6 673 10.8 Impairment on Financial Assets -54 -34.5 -30.7 -131 -12.2 Provisions and Other Gains and Losses 23 n.s. n.s. 14 147.8 Income Before Tax 313 44.7 29.1 556 19.9 Income Tax -89 47.1 30.3 -157 18.6 Non-controlling Interest -111 37.2 19.2 -205 17.3 Net Attributable Profit 113 50.8 39.5 194 23.9 p. 30

2 CIB Business

2Q26 EARNINGS ANNEX—CIB BUSINESS CIB PROFIT & LOSS ACTIVITY (JUN-26; CONSTANT €BN) Ä Current(%) Ä (%) (CURRENT €M) 2Q26 vs. 2Q25 vs. 1Q26 6M26 vs. 6M25 LENDING1 Net Interest Income 1,100 25.6 8.0 2,119 23.6 Net Fees and Commissions 422 23.6 -10.8 894 27.1 YoY +38.5% Net Trading Income 564 31.8 -21.0 1,278 15.8 Other Income & Expenses -20 67.0 -2.0 -40 64.3 CIB Asia CIB Spain % 26.5 CIB Spain +26.5 20.4 26.5 Gross Income 2,066 26.5 -5.5 4,251 21.6 CIB Mexico +18.5% Operating Expenses -568 31.7 6.7 -1,101 24.7 CIB CIB Turkey +32.4% Operating Income 1,498 24.7 -9.4 3,150 20.5 CIB Mexico Europe/UK 153.4 19 19 .9 .9 30.1 Impairment on Financial Assets 6 -93.1 n.s. -9 n.s. CIB South America +8.4% Provisions and Other Gains and Losses 4 n.s. n.s. 5 -55.9 +63.9% CIB Turkey CIB U.S. 15 15 .0.0 Income Before Tax 1,508 18.0 -8.0 3,146 17.4 CIB Europe/UK +39.5% Income Tax -440 17.9 -4.5 -902 18.3 CIB U.S. CIB 8.9 SA 32.5 8.9 CIB Asia +69.4% Net Attributable Profit 971 18.9 -10.4 2,054 18.2 Note: CIB excludes the application of hyperinflation accounting and the Group’s wholesale business in Venezuela. (1) Performing loans under management, excluding repos. Note: CIB U.S., CIB Europe/UK and CIB Asia are reported within the Rest of Business unit. KEY RATIOS CROSS BORDER BUSINESS ASSET QUALITY RATIOS (%) Coverage CROSS CROSS-BORDER COST TO 2 RoRWA (%) (YtD, BORDER REVENUES O/ INCOME (%) CONSTANT) €1.3bn Ratio NPL (YtD) REVENUES TOTAL CLIENT c.40% 25.9 3.7 6M26 +21% YoY REVENUES (YtD) CoR 2Q25 1Q26 2Q26 p. 32 (2) Excluding Turkey and Argentina 3.0%.

3 Customer Spread by Country

2Q26 EARNINGS ANNEX - CUSTOMER SPREAD BY COUNTRY BBVA

Customer Spreads: Quarterly Evolution

AVERAGE	2Q25	3Q25	4Q25	1Q26	2Q26
Spain	**3.05%**	**2.88%**	**2.80%**	**2.82%**	**2.85%**
Yield on Loans	3.66%	3.45%	3.39%	3.39%	3.43%
Cost of Deposits	-0.60%	-0.57%	-0.59%	-0.58%	-0.58%
Mexico MXN	**11.96%**	**11.98%**	**12.01%**	**11.74%**	**11.61%**
Yield on Loans	14.71%	14.42%	14.26%	14.02%	13.84%
Cost of Deposits	-2.75%	-2.45%	-2.25%	-2.28%	-2.23%
Mexico FC[1]	**5.25%**	**5.24%**	**4.98%**	**4.79%**	**4.54%**
Yield on Loans	6.14%	6.21%	5.89%	5.69%	5.54%
Cost of Deposits	-0.90%	-0.97%	-0.91%	-0.90%	-1.00%
Turkey TL	**1.04%**	**1.00%**	**1.68%**	**2.02%**	**0.38%**
Yield on Loans	37.56%	36.53%	34.90%	33.72%	33.94%
Cost of Deposits	-36.53%	-35.53%	-33.23%	-31.70%	-33.56%
Turkey FC[1]	**7.90%**	**7.88%**	**7.57%**	**7.35%**	**7.18%**
Yield on Loans	8.31%	8.23%	7.83%	7.57%	7.57%
Cost of Deposits	-0.41%	-0.35%	-0.27%	-0.22%	-0.39%
Argentina	**16.73%**	**14.02%**	**17.24%**	**17.41%**	**17.13%**
Yield on Loans	30.98%	32.37%	34.57%	30.40%	27.28%
Cost of Deposits	-14.25%	-18.35%	-17.33%	-12.98%	-10.16%
Colombia	**5.64%**	**5.81%**	**6.11%**	**6.02%**	**6.01%**
Yield on Loans	12.26%	12.23%	12.30%	12.49%	13.17%
Cost of Deposits	-6.62%	-6.42%	-6.19%	-6.47%	-7.16%
Peru	**7.22%**	**7.26%**	**7.42%**	**7.62%**	**7.47%**
Yield on Loans	9.02%	9.02%	9.17%	9.28%	9.09%
Cost of Deposits	-1.80%	-1.76%	-1.76%	-1.65%	-1.61%

(1) FC: Foreign Currency.

p. 34

2Q26 EARNINGS ANNEX—CUSTOMER SPREAD BY COUNTRY Customer AVERAGE 6M25 6M26 spreads: Spain 3.12% 2.83% Yield on Loans 3.75% 3.41% YtD Cost of Deposits -0.63% -0.58% Mexico MXN 11.98% 11.67% evolution Yield on Loans 14.85% 13.93% Cost of Deposits -2.87% -2.25% Mexico FC1 5.34% 4.66% Yield on Loans 6.19% 5.61% Cost of Deposits -0.84% -0.95% Turkey TL 1.24% 1.14% Yield on Loans 37.66% 33.83% Cost of Deposits -36.42% -32.69% Turkey FC1 7.87% 7.26% Yield on Loans 8.23% 7.57% Cost of Deposits -0.36% -0.31% Argentina 16.94% 17.25% Yield on Loans 30.52% 28.78% Cost of Deposits -13.58% -11.53% Colombia 5.48% 6.01% Yield on Loans 12.25% 12.83% Cost of Deposits -6.78% -6.82% Peru 7.23% 7.55% Yield on Loans 9.03% 9.18% Cost of Deposits -1.80% -1.63% p. 35 (1) FC: Foreign Currency.

4 Stages Breakdown by Business Area

2Q26 EARNINGS ANNEX—STAGES BREAKDOWN BY BUSINESS AREA Stages Breakdown by Business Areas CREDIT RISK BREAKDOWN BY AREA (JUN-26, € M) BBVA GROUP Gross Accumulated Gross Accumulated Gross Accumulated Exposure impairments SPAIN Exposure impairments MEXICO Exposure impairments Stage 1 555,789 2,672 Stage 1 209,238 521 Stage 1 104,022 1,478 Stage 2 36,990 2,109 Stage 2 14,906 565 Stage 2 7,713 680 Stage 3 15,976 8,747 Stage 3 6,595 3,614 Stage 3 3,181 1,595 TURKEY SOUTH AMERICA REST OF BUSINESS Stage 1 68,162 220 Stage 1 57,178 410 Stage 1 121,808 43 Stage 2 7,301 415 Stage 2 4,709 314 Stage 2 2,360 135 Stage 3 3,243 1,797 Stage 3 2,564 1,569 Stage 3 392 171 COLOMBIA PERU ARGENTINA Stage 1 19,545 111 Stage 1 23,047 217 Stage 1 9,096 34 Stage 2 1,724 133 Stage 2 1,984 125 Stage 2 649 34 Stage 3 819 450 Stage 3 867 567 Stage 3 665 437 p. 37

5 Sensitivity ALCO Portfolio, and LCRs NII & NSFRs

2Q26 EARNINGS ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS ALCO Portfolio ALCO PORTFOLIO BREAKDOWN BY REGION EURO ALCO PORTFOLIO (€ BN) MATURITY PROFILE (€ BN) Amort Cost Fair Value (HTC) (HTC&S) (duration JUN-26 (€ BN) (€ BN) incl. hedges) South 0.2 7.1 1.9 years America Turkey 4.9 3.5 3.0 years Mexico 7.5 11.6 3.8 years 1 EURO ALCO YIELD Euro 47.3 7.5 3.1 years (JUN-26, %) Spain 30.2 3.2 Italy 6.2 2.7 % Rest 10.9 1.6 +3.0 p. 39 (1) Figures exclude SAREB senior bonds (€3.6bn as of Jun-25, Mar-26 and Jun-26)

2Q26 EARNINGS ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS NII Sensitivity to Interest Rates Movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (TO +/-100 BPS INTEREST RATES MOVEMENT, %) EURO BALANCE MEXICO SHEET +/– c.4% +/-2.4% Note: NII sensitivities to parallel interest rates movements as of Jun’26, using our dynamic internal model. Mexico NII sensitivity for +/-100 bps breakdown: MXN sensitivity +/-1.6%; USD p. 40 sensitivity +/-0.8%.

2Q26 EARNINGS ANNEX—ALCO PORTFOLIO, NII SENSITIVITY AND LCRS & NSFRS Liquidity and Funding Ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (JUN-26) LCR NSFR Loan To Both LCR and NSFR Total Group 174% / 145% 1 125% Deposit significantly above the BBVA, S.A. 180% 116% 98% 100% requirements, at a Group level and in all Mexico 149% 129% 103% banking subsidiaries Turkey 2 156% 141% 83% S. America >100% >100% 95% All countries (1) Using a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 145%. p. 41 (2) Bank-only.

6 CET1 Sensitivity to Market Impacts

2Q26 EARNINGS ANNEX—CET1 SENSITIVITY TO MARKET IMPACTS CET1 Sensitivity to Market Impacts1 TO A 10% CURRENCY DEPRECIATION2 (JUN-26) MXN TRY USD 15 bps 3 bps +14 bps TO +100 BPS MOVEMENT IN TO +100 BPS MOVEMENT IN THE THE SPANISH SOVEREIGN BOND MEXICAN SOVEREIGN BOND (JUN-26) (JUN-26) 8 bps 7 bps (1) CET1 sensitivity considering the FL capital ratio as of June 30th, 2026 p. 43 (2) This sensitivity does not include the cost of capital hedges, which are currently estimated at 1 bps per quarter for MXN and 1 bps per quarter for TRY.

7 RWAs by Business Area

2Q26 EARNINGS ANNEX—RWAS BY BUSINESS AREA Risk-Weighted Assets by Business Area BREAKDOWN BY BUSINESS AREA Fully-Loaded RWAs Ä (%) (€M) Jun-25 Mar-26 Jun-26 vs. Jun-25 vs. Mar-26 Spain 120,209 117,752 120,207 0.0% 2.1% Mexico 88,043 83,745 87,755 -0.3% 4.8% Turkey 66,656 74,171 77,402 16.1% 4.4% South America 52,735 59,235 62,487 18.5% 5.5% Argentina 11,352 12,115 12,133 6.9% 0.1% Chile 2,023 2,226 2,212 9.3% -0.6% Colombia 17,428 20,112 22,134 27.0% 10.1% Peru 18,266 20,202 21,051 15.2% 4.2% Others 3,667 4,581 4,956 35.2% 8.2% Rest of business 38,656 49,627 54,505 41.0% 9.8% Corporate Center 20,751 24,324 21,142 1.9% -13.1% BBVA Group 387,051 408,854 423,497 9.4% 3.6% p. 45

8 Book Value of the Main Subsidiaries

2Q26 EARNINGS ANNEX—BOOK VALUE OF THE MAIN SUBSIDIARIES Book Value of the Main Subsidiaries1,2 (€ BN; JUN-26) (%) QoQ Mexico +6.1% Turkey +4.9% Colombia +12.5% Peru +10.1% Argentina +2.8% Uruguay +4.8% Chile -4.3% Venezuela +18.7% (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value. p. 47 (2) Turkey includes Garanti BBVA subsidiaries.

9 MREL

2Q26 EARNINGS ANNEX—MREL Sound MREL Position POSITION AS OF JUN-26 (% RWA1) MREL REQUIREMENT + CBR SUBORDINATION REQUIREMENT + CBR 29.96% 27.66% 26.83% 3.72% 3 17.22% 3 CBR CBR 23.94% MREL 3.72% Subordination 13.50% Total Requirement Eligible instruments 2 Total Requirement Eligible instruments 2 M-MDA Buﬀer 230bps (4.9€bn) Subordination Buﬀer 961bps (20.6€bn) Note: Preliminary Data. (1) Position as of June 2026 as % LRE: MREL 9.75% (vs 8.96% Requirement); Subordination 8.73% (vs 5.56% Requirement). (2) Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.72%, without prejudice to any other buffer that may apply at any time. Figure according to MREL Requirement received on April 14th, 2026. M-MDA buffer stands at 79bps (€5.2bn) in LRE. (3) Includes the update of the CCyB and the systemic risk buffer calculated on the basis of exposures as of Mar’26. >85% of MREL eligible with subordination > or = to SNP p. 49

Medium 10 -Term Strategic Objectives

2Q26 EARNINGS ANNEX - MEDIUM-TERM STRATEGIC OBJECTIVES

BBVA

Business Units Financial Goals

	Spain	Mexico	Turkey	South America	Rest of Business[1]
Activity Growth (CAGR 24-28, const. €)	Mid-single digit	High-single digit	Above inflation	High teens	High teens
Revenue Growth (CAGR 24-28, const. €)	Low to Mid-single digit	High-single digit	High-teens (current €)	High-single digit (current €)	c.20%
C/I (in 2028, constant €)	low 30's	c.30%	low 30's (current €)	<40% (current €)	<50%
Cost of Risk (Avg. 2025-28 current €)	c.30 bps	c.330 bps	c.200 bps	c.230 bps	c.20 bps
RoRWA (2028, constant €)	c.4%	c.6.5%	>3.5% (current €)	c.3% (current €)	>2%

(1) Mainly CIB business in US, Europe & Asia and digital banks (Italy, Germany)

p. 51

2Q26 EARNINGS ANNEX—MEDIUM-TERM STRATEGIC OBJECTIVES CET1 expected generation & uses of capital1 CET1 SOURCES (EURO, BILLIONS) c.€49 Bn EXCESS CET1 ABOVE 12% as of DEC’242 4.5 CET1 GENERATION 2025-2028 39 SRTs3 2025-2028 5 CET1 USES (EURO, BILLIONS) c.€49 Bn INVESTED FOR GROWTH4 13 AVAILABLE FOR DISTRIBUTION €36 Bn ORDINARY DISTRIBUTION (max. 50% payout) 24 EXCESS CAPITAL2, 5 12 (1) Capital accumulation from 2025-2028 in current €. The use of this capital can extend beyond the indicated period. (2) Includes the 1Bn€ SBB announced in Jan’25. (3) Total RWAs release of 39Bn p. 52 € * 12% (upper part of our target range). (4) RWAs variation *12% (upper part of our target range) (5) Excess capital calculated with a CET1 ratio = 12%. Note: Pending approval from the governing bodies and subject to mandatory regulatory approvals. Estimated figures 2025-2028.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: July 30, 2026	By: /s/ MªÁngeles Peláez Morón

Name: MªÁngeles Peláez Morón

Title: Head of Accounting & Regulatory Reporting